UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on December 24, 2004.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SQM
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, December 24, 2004

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

     We hereby inform you that Sociedad Química y Minera de Chile S.A. (SQM) and its affiliate, SQM Nitratos S.A., as buyers, on one side, and Inversiones PCS Chile Limitada and 628550 Saskatchewan Ltd. –both companies affiliates of Potash Corporation of Saskatchewan Inc., an important shareholder at SQM– as sellers, on the other side, subscribed on December 23, 2004, a Purchase Agreement pursuant to which the sellers sold to the buyers all the shares of PCS Yumbes S.C.M. This, in the same terms and conditions agreed upon in the Promise Agreement subscribed on November 20, 2003, and which was duly informed to you in our “essential issue” filings dated August 27, October 24 and November 21, 2003.

     The purchase price was US$35,000,000 as agreed in the Promise Agreement, adjusted in the terms specified in the same, which translated in an increase of US$6,854,065 corresponding to the net difference in accounts receivable and accounts payable between PCS Yumbes and the buyers, and a decrease of US$489,182 corresponding to PCS Yumbes total liabilities as of the same date.

     We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number 18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

     We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

     Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: December 27, 2004